UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5*)

Condor Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

20676Y403

(CUSIP Number)

Matthew Lambert

Deputy General Counsel

4275 Executive Square, Suite 500

La Jolla, California 92037

Telephone: (858) 558-9700

With a copy to:

Bradley C. Brasser

Jones Day

77 W. Wacker, Suite 3500

Chicago, Illinois

(312) 782-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20676Y403	Schedule 13D	Page 2 of 9

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SREP III Flight – Investco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,223,032*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,223,032*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,223,032*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8**%
14	TYPE OF REPORTING PERSON PN

*

Includes 2,907,206 shares of common stock, $0.01 par value per share (“Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”) and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), par value $0.01 per share.

**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,015,686 shares of Common Stock outstanding as of November 5, 2020.

CUSIP No. 20676Y403	Schedule 13D	Page 3 of 9

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SREP III Flight – Investco 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,223,032*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,223,032*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,223,032*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8**%
14	TYPE OF REPORTING PERSON PN

*	Includes 2,907,206 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,015,686 shares of Common Stock outstanding as of November 5, 2020.

CUSIP No. 20676Y403	Schedule 13D	Page 4 of 9

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone REP III (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,223,032*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,223,032*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,223,032*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8**%
14	TYPE OF REPORTING PERSON PN

*	Includes 2,907,206 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,015,686 shares of Common Stock outstanding as of November 5, 2020.

CUSIP No. 20676Y403	Schedule 13D	Page 5 of 9

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,223,032*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,223,032*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,223,032*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8**%
14	TYPE OF REPORTING PERSON PN; IA

*	Includes 2,907,206 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,015,686 shares of Common Stock outstanding as of November 5, 2020.

CUSIP No. 20676Y403	Schedule 13D	Page 6 of 9

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,223,032*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,223,032*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,223,032*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8**%
14	TYPE OF REPORTING PERSON PN

*	Includes 2,907,206 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,015,686 shares of Common Stock outstanding as of November 5, 2020.

CUSIP No. 20676Y403	Schedule 13D	Page 7 of 9

This Amendment No. 5 to the Statement on Schedule 13D (this “Amendment No. 5”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 25, 2016, as amended by Amendment No. 1 thereto filed on March 3, 2017, Amendment No. 2 thereto filed on April 4, 2017, Amendment No. 3 thereto filed on July 22, 2019 and Amendment No. 4 thereto filed on November 23, 2020 (the “Schedule 13D”), which relates to the shares of Common Stock of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

This Amendment No. 5 amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

StepStone Backstop Commitment Agreement

On December 7, 2020, SREP III Flight – Investco 2, L.P. (“Investco 2”) entered into a Backstop Commitment Agreement with the Issuer (the “Backstop Agreement”), providing for a backstop commitment by Investco 2 to the Issuer in the event the proceeds from the proposed public offering of subscription rights to existing shareholders of the Issuer (the Rights Offering”) are less than $10.0 million (the “Backstop Commitment”). Pursuant to the terms of the Backstop Agreement, Investco 2 has agreed to purchase, at $2.50 per share, an aggregate number of shares of Common Stock equal to (x) $10.0 million minus (y) the aggregate proceeds of the Rights Offering, divided by the price per share at which shares of Common Stock are offered in the Rights Offering. Subscription rights that are not exercised by the expiration date of the Rights Offering will expire and the shares of Common Stock issuable pursuant to those subscription rights will be purchased by Investco 2 pursuant to the Backstop Commitment.

The closing of the transactions contemplated by the Backstop Agreement is subject to customary closing conditions outlined therein, including (a) the Rights Offering shall have been made in accordance with the Backstop Agreement and on terms substantially as stated in this prospectus, (b) the expiration date of the Rights Offering shall have occurred on or prior to May 31, 2021, (c) the representations and warranties of the Issuer set forth in the Backstop Agreement shall have been true and correct as of its date, shall remain true and correct as of the date of issue and sale in the Rights Offering and the Backstop Commitment, except to the extent made as of a specific date and the Issuer shall have delivered a certificate of an officer of the Issuer certifying as to the foregoing, (d) all obligations, covenants and agreements of the Issuer required to be performed at or prior to the expiration date of the Rights Offering shall have been performed, and the Issuer shall have delivered a certificate of an officer of the Issuer certifying as to the foregoing, (e) the Issuer shall have granted Investco 2 an exemption from the ownership limitation set forth in its articles of incorporation, and (vi) the Issuer shall have delivered a certificate of the secretary of the Issuer certifying as to the board of directors resolutions approving the transactions contemplated by the Backstop Agreement.

IRSA’s option to participate in the Backstop Commitment

Efanur S.A. (“Efanur”), an affiliate of IRSA Inversiones y Representaciones Sociedad Anónima, with the consent of Investco 2, may be permitted to participate in the Backstop Commitment. If Efanur is permitted to participate in the Backstop Commitment, the number of shares of Common Stock that Investco 2 would receive pursuant to the Backstop Commitment would be reduced by the number of shares of Common Stock that Efanur is permitted to acquire as part of its participation in the Backstop Commitment. Further, Efanur, with the consent of Investco 2, may be permitted to purchase a portion of the convertible promissory note and loan agreement (the “Note”) entered into by the Issuer with Investco 2, pursuant to which Investco 2 loaned the Issuer $7,220,443 subject to the terms and conditions included therein.

Item 5. Interest in Securities of the Issuer

Item 5 is amended to replace (a) and (b) as follows:

CUSIP No. 20676Y403	Schedule 13D	Page 8 of 9

As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,223,032 shares of Common Stock, comprised of 2,907,206 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock. Such shares represent approximately 26.8% of the Issuer’s Common Stock outstanding, which percentage was calculated based on 12,015,686 shares of Common Stock outstanding as of November 5, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020 and presented as if the Reporting Persons had converted their shares of Series E Stock into Common Stock. The Reporting Persons also own the Note and the Backstop Agreement which, after the occurrence of specified events that are outside the control of the Reporting Persons, may be convertible into up to 2,888,178 shares of Common Stock issuable upon conversion of the Note or application of the Backstop Commitment.

StepStone Group Real Estate Holdings LLC (“Real Estate Holdings”), as general partner of StepStone Group Real Estate, LP (“Group Real Estate”), the sole member and investment manager of StepStone REP III (GP), LLC (“Investco GP”), the general partner of each of SREP III Flight – Investco, L.P. (“Investco”) and Investco 2, may be deemed to beneficially own the Common Stock, the Note and the Backstop Agreement held by Investco and Investco 2, respectively.

Group Real Estate, the sole member and investment manager of Investco GP, the general partner of each of Investco and Investco 2, may be deemed to beneficially own the Common Stock, the Note and the Backstop Agreement held by Investco and Investco 2, respectively.

Investco GP, the general partner of each of Investco and Investco 2, may be deemed to beneficially own the Common Stock, the Note and the Backstop Agreement held by Investco and Investco 2, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following:

Reference is made to the Backstop Agreement defined and described in Item 4.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit A Backstop Commitment Agreement, dated as of December 7, among the Issuer and Investco 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2020	SREP III FLIGHT – INVESTCO, L.P.

	By:	StepStone REP III (GP), LLC
	Its:	General Partner

	By:	/s/ John Waters
Name: John Waters
Title: Partner

SREP III FLIGHT – INVESTCO 2, L.P.

	By:	StepStone REP III (GP), LLC
	Its:	General Partner

	By:	/s/ John Waters
Name: John Waters
Title: Partner

STEPSTONE GROUP REAL ESTATE LP

	By:	StepStone Group Real Estate Holdings LLC
	Its:	General Partner

	By:	/s/ John Waters
Name: John Waters
Title: Partner

STEPSTONE REP III (GP), LLC

	By:	StepStone Group Real Estate LP
	Its:	Sole Member

	By:	StepStone Group Real Estate Holdings LLC
	Its:	General Partner

	By:	/s/ John Waters
Name: John Waters
Title: Partner

STEPSTONE GROUP REAL ESTATE HOLDINGS LLC

	By:	/s/ John Waters
Name: John Waters
Title: Partner